March 21, 2014

Re:	Murphy USA Inc. (the “Company”)

Registration Statement on Form S-4

Registration No. 333-194736

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by Murphy Oil USA, Inc. (the “Issuer”), a 100% owned subsidiary of Murphy USA Inc. (the “Company”), to exchange (the “Exchange Offer”) up to $500,000,000 of the Issuer’s new 6.000% Senior Notes due 2023 (the “new Notes”) for up to $500,000,000 of the Issuer’s existing 6.000% Senior Notes due 2023 (the “old Notes”), which are guaranteed by the Company and each of the other subsidiary guarantors as set forth in the Registration Statement, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) that the Issuer is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company, on behalf of the Issuer, represents to the Staff that:

(i) The Issuer has not entered into any arrangement or understanding with any person to distribute the new Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person that will participate in the Exchange Offer will acquire the new Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange

Offer for the purpose of participating in a distribution of the new Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii) The Issuer will also make each person participating in the Exchange Offer aware that any broker-dealer who holds old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the new Notes.

(iii) The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives new Notes in exchange for such old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new Notes.

(iv) The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Issuer that it is not engaged in, and does not intend to engage in, a distribution of the new Notes, and that if the exchange offeree is a broker-dealer holding old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of new Notes received in respect of such old Notes pursuant to the Exchange Offer.

[Signature Page Follows]

Sincerely,

MURPHY USA INC.

By:	/s/ John A. Moore
	Name:	John A. Moore
	Title:	Senior Vice President, General Counsel and Secretary

c/o 200 Peach Street El Dorado, AR 71730-5836 (870) 875-7600

cc:	Joseph A. Hall

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4565

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